150101

ROSS MILLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4520
(775) 684-5708
Website: www.nvsos.gov

Filed in the office of
Ross Miller
Secretary of State
State of Nevada

Document Number
20140607700-47
Filing Date and Time
08/25/2014 8:00 AM
Entity Number
C23576-2000

Certificate of Designation

(PURSUANT TO NRS 78.1955)

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Designation For Nevada Profit Corporations (Pursuant to NRS 78.1955)

1. Name of corporation:

Janel World Trade, Ltd.

2. By resolution of the board of directors pursuant to a provision in the articles of incorporation this certificate establishes the following regarding the voting powers, designations, preferences, limitations, restrictions and relative rights of the following class or series of stock.

1. Designation. The Corporation hereby designates a series of Preferred Stock, the designation of which shall be "Series C Cumulative Preferred Stock," $0.001 par value per share (hereinafter called the "Series C Cumulative Preferred Stock"), and the number of authorized shares constituting the Series C Cumulative Preferred Stock shall be three hundred fifty thousand (350,000) shares.

(Continued on Exhibit A)

3. Effective date of filing: (optional)

(must not be later than 90 days after the certificate is filed)

4. Signature: (required)

X /s/ William J. Lally

Signature of Officer

Filing Fee: $175.00

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

2. Certain Definitions.

(a) "**Board**" shall mean the Board of Directors of the Corporation.

(b) "**Common Stock**" shall mean the Common Stock, $0.001 par value, of the Corporation.

(c) "**Corporation**" shall mean Janel World Trade, Ltd., a Nevada corporation.

(d) "**Original Issuance Date**" for any share of the Series C Cumulative Preferred Stock shall mean the date on which such share of the Series C Cumulative Preferred Stock was originally issued.

(e) "**Original Series C Issuance Price**" shall mean Ten Dollars ($10.00) per share of Series C Cumulative Preferred Stock, as adjusted to reflect any stock splits, stock dividends or other recapitalizations involving the Series C Cumulative Preferred Stock.

(f) "**Preferred Stock**" shall mean any series of preferred stock of the Corporation.

3. Voting. The Series C Cumulative Preferred Stock shall have no right to vote on any actions to be taken by the stockholders of the Corporation.

4. Dividends. The holders of the Series C Cumulative Preferred Stock shall be entitled to receive, out of funds legally available therefor, annual dividends when, as and if declared by the Board, at the rate of eight and one-quarter percent (8.25%) per annum of the Original Series C Issuance Price from the Original Issuance Date. Commencing on the third anniversary of the Original Issue Date, the rate of such dividends shall increase by two percent (2%) each year, however, not to exceed an aggregate rate increase of six percent (6%) or a total dividend rate of fourteen and one-quarter percent (14.25%). Such dividends are (i) prior and in preference to any declaration or payment of any dividend or other distribution on Common Stock (other than a dividend payable in shares of Common Stock) or on any other class or series of capital stock ranking junior to the Series C Cumulative Preferred Stock with respect to dividends, (ii) *pari passu* with any other shares of Preferred Stock entitled to participate *pari passu* with the Series C Cumulative Preferred Stock with respect to dividends and (iii) subject to the rights of any series of Preferred Stock that ranks, with respect to dividends, senior to the Series C Cumulative Preferred Stock. Such dividends shall accrue on each share of Series C Cumulative Preferred Stock on a daily basis from the Original Issuance Date whether or not earned or declared and whether or not there shall be net assets or profits of the Corporation legally available for the payment of such dividends. Such dividends shall be cumulative, so that if such dividends with respect to any previous or current dividend period at the rate provided for herein have not been paid on all shares of Series C Cumulative Preferred Stock at the time outstanding, the deficiency shall be fully paid on such shares before any distribution shall be paid on, or declared and set apart for, Common Stock or any other class or series of capital stock ranking junior to the Series C Cumulative Preferred Stock with respect to dividends.

5. Liquidation.

(a) In the event of any liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary, after payment or provision for payment of the debts and other liabilities and obligations of the Corporation, the holders of Series C Cumulative Preferred Stock shall be entitled to receive for each share of Series C Cumulative Preferred Stock, prior and in preference to any distribution of any of the assets or surplus funds of the Corporation to the holders of Common Stock, and subject to the rights of any series of Preferred Stock that ranks, on liquidation, senior to the Series C Cumulative Preferred Stock ("**Senior Securities**"), but *pari passu* with any other shares of Preferred Stock under the terms of which holders thereof shall be entitled to participate *pari passu* with the Series C Cumulative Preferred Stock upon liquidation, an amount equal to the Original Series C Issuance Price, plus an amount equal to all accumulated but unpaid dividends thereon to and including the date full payment is tendered to the holders of Series C Cumulative Preferred Stock (collectively the "**Series C Preference Amount**"). If upon the occurrence of such event the assets and funds thus distributed among the holders of Series C Cumulative Preferred Stock and any other shares of Preferred Stock entitled to participate *pari passu* with the Series C Cumulative Preferred Stock upon liquidation are insufficient to permit the payment to such holders of their full preferential amount described herein, then the entire assets and funds of the Corporation legally available for distribution, after satisfaction of the rights of any Senior Securities, shall be distributed ratably among the holders of the then outstanding Series C Cumulative Preferred Stock and any other shares of Preferred Stock entitled to participate *pari passu* with the Series C Cumulative Preferred Stock, upon liquidation, in proportion to the preferential amount that each such holder is otherwise entitled to receive.

(b) For purposes of this Section 5, a liquidation, dissolution or winding up of the Corporation shall include the Corporation's sale of all or substantially all of its assets. The Corporation shall not consummate any transaction deemed to constitute a liquidation, dissolution or winding up of the affairs of the Corporation under this subsection (b) until the provisions of this Section 5 have been satisfied.

6. Protective Provisions. So long as any shares of Series C Cumulative Preferred Stock remain outstanding, the Corporation shall not, without the vote or written consent of the holders of at least a majority of the then outstanding shares of Series C Cumulative Preferred Stock, voting as a single class:

(a) amend the Amended and Restated Articles of Incorporation or the bylaws of the Corporation in any manner that would alter, change or repeal any of the designations, powers, preferences and relative, participating, optional or other special rights, and the qualifications, limitations and restrictions thereof, of the Series C Cumulative Preferred Stock, or

(b) effect any liquidation, dissolution or winding up of the affairs of the Corporation, whether voluntary or involuntary, including the sale of all or substantially all of its assets.

7. Redemptions.

(a) *By the Corporation.* The Corporation may, by written notice to the holders of Series C Cumulative Preferred Stock, redeem all or any portion of the Series C Cumulative Preferred Stock at any time, or from time to time (each, a "**Mandatory Redemption**"), for an amount equal to the Original Series C Issuance Price, plus an amount equal to all accumulated but unpaid dividends thereon to and including the date full payment is tendered to the holders of Series C Cumulative Preferred Stock (the "**Series C Redemption Price**"); provided, however, that any partial redemption of Series C Cumulative Preferred Stock shall be redeemed from holders of Series C Cumulative Preferred Stock, *pro rata*, in proportion to their respective ownership of shares of Series C Cumulative Preferred Stock.

(b) *By the Holder.* Commencing on the fourth anniversary of the Original Issue Date and at any time thereafter, any holder of Series C Cumulative Preferred Stock may elect, by written notice to Corporation, to redeem all or any portion of such holder's Series C Cumulative Preferred Stock (each, an "**Optional Redemption**") for an amount equal to the Series C Redemption Price.

(c) *Redemption Mechanics.* In the case of a redemption pursuant to Section 7(a) above, the Corporation shall give the holders of the Series C Cumulative Preferred Stock written notice of a Mandatory Redemption including the number of shares of Series C Cumulative Preferred Stock being redeemed. As soon as practicable after (A) the occurrence of a Mandatory Redemption, or (B) after the Corporation receives written notice of an Optional Redemption, the Corporation shall send written instructions to the holders of the shares of Series C Cumulative Preferred Stock being redeemed (the "**Redeeming Shares**") regarding surrender of certificates representing Redeeming Shares (the "**Redemption Instructions**"), and the holders of the Redeeming Shares shall surrender the certificate(s) evidencing the Redeeming Shares. As soon as practicable after receipt by the Corporation of the certificate(s) evidencing the shares of Redeeming Shares, the Corporation shall be obligated to, and shall promptly pay the Redemption Price to the holders from whom surrendered Redeeming Shares were received.

8. Reissue of Shares. Shares of Series C Cumulative Preferred Stock acquired by the Corporation by reason of redemption, purchase, conversion or otherwise shall not be cancelled, retired or eliminated from the shares which the Corporation is authorized to issue, and may be reissued as shares of Series C Cumulative Preferred Stock or redesignated as part of another series of preferred stock.

9. Notices. Unless otherwise specified, any notice required by the provisions of these designations shall be deemed given upon the earlier of the following events: (a) personal delivery to the party to be notified, (b) facsimile transmission to the party to be notified (with written or facsimile confirmation of receipt), (c) delivery by an overnight express courier service to the party to be notified (delivery, postage or freight charges prepaid), or (d) on the third business day following deposit in the United States Post Office (if sent by registered or certified mail, return receipt requested, with delivery, postage or freight charges prepaid), addressed in the

case of notice to the holders of record of Series C Cumulative Preferred Stock to each holder at such holder's address appearing on the books of the Corporation and in the case of notice to the Corporation to the President at the principal executive offices of the Corporation, which as of the date of this Certificate is: c/o Oaxaca Group L.L.C., 68 Bank Street, New York, New York, 10014.

10. Exclusion of Other Rights. Except as may otherwise be required by law, the shares of Series C Cumulative Preferred Stock shall not have any voting powers, preferences and relative, participating, optional or other special rights, other than those specifically set forth in this designation (as such designation may be amended from time to time) and in the Amended and Restated Articles of Incorporation of the Corporation.

11. Headings of Subdivisions. The headings of the various subdivisions hereof are for convenience of reference only and shall not affect the interpretation of any of the provisions hereof.

12. Severability of Provisions. If any voting powers, preferences and relative, participating, optional and other special rights of the Series C Cumulative Preferred Stock and qualifications, limitations and restrictions thereof set forth in this designation (as such designation may be amended from time to time) is held invalid, unlawful or incapable of being enforced by reason of any rule of law or public policy, all other voting powers, preferences and relative, participating, optional and other special rights of Series C Cumulative Preferred Stock and qualifications, limitations and restrictions thereof set forth in this designation (as so amended) that can be given effect without the invalid, unlawful or unenforceable voting powers, preferences and relative, participating, optional and other special rights of Series C Cumulative Preferred Stock and qualifications, limitations and restrictions thereof shall, nevertheless, remain in full force and effect, and no voting powers, preferences and relative, participating, optional or other special rights of Series C Cumulative Preferred Stock and qualifications, limitations and restrictions thereof herein set forth shall be deemed dependent upon any other such voting powers, preferences and relative, participating, optional, or other special rights of Series C Cumulative Preferred Stock and qualifications, limitations and restrictions thereof unless so expressed herein.

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